EXHIBIT 99.1

Euro Tech Holdings Company Limited Reports Interim Results For The Six Months Ended June 30, 2023

Hong Kong – December 22, 2023 – Euro Tech Holdings Company Limited (Nasdaq: CLWT) today reported its unaudited financial results for the six months ended June 30, 2023.

The Company’s revenue for the six months ended June 30, 2023 (“1H 2023”) were US$7,957,000, an 18.2% increase as compared to US$6,730,000 for the six months ended June 30, 2022 (“1H 2022”). The increase was primarily due to increase in revenue from trading activities of US$1,205,000.

Gross profit decreased by 20.6% to US$1,498,000 for 1H 2023 as compared to US$1,888,000 for 1H 2022. The decrease was primarily due to the decrease in gross profit margin % on revenue from engineering activities.

General and administrative expenses decreased by US$159,000 to US$2,213,000 for 1H 2023 as compared to US$2,372,000 for 1H 2022. The decrease was principally due to the cessation of business operation of Shanghai Euro Tech Ltd. in 2022.

The Company’s net loss for 1H 2023 was US$255,000 as compared to US$184,000 for 1H 2022 resulting from decrease in gross profit.

Mr. David Leung, CEO of the company commented,

“In the first half year of 2023, amid continuous economy slowdown in China, it was not that easy for the Company to perform well as there were fewer new projects and some current projects were being delayed for completion in China. Despite these adverse impacts, we have been participating in major exhibitions and business roadshows in Middle East and ASEAN countries. As a result, we have signed up with several new distributors in ASEAN and UAE region to promote our Ballast Water Treatment Systems (“BWTS”). We have subsequently received orders for our BWTS from Dubai, Singapore, Thailand and Turkey. Apart from BWTS, we have also made our first new sales breakthrough in Thailand for being awarded a sales contract from a chemical company to provide industrial wastewater solution equipment and services. We believe there will be more opportunities from Thailand in future.

We expect the pace of recovery in China will take a longer time than our original plan due to the global economy is still clouded with lots of uncertainty, such as Ukraine war, energy crisis in Europe as well as the tense relationship between China and USA. To mitigate these potential risks, we have to look for more export business for our BWTS by appointing more distributors outside China. We will focus more on high growth markets for small BWTS. We may look into the feasibility of the white label solution by looking for potential business partners who will sell PACT BWTS under their own brands. As for industrial wastewater solution business in China, we will continue to focus on high growth industries such as pharmaceutical, electronic, renewable energy sectors.”

About BWTS

BWTS are an imminent requirement by The International Maritime Organization ("IMO") to prevent the biological unbalance caused by the estimated 12 billion tons of ballast water transported across the seas by ocean-going vessels when their ballast water tanks are emptied or refilled. In 2012, ballast water discharge standard became a law in the US. Any vessel constructed in December 2013 or later will need to comply when entering US waters, and existing vessels will follow shortly after. IMO’s Ballast Water Management Convention entered into force for new-built vessels on September 8, 2017 after ratification by 52 States, representing 35.1441% of world merchant shipping tonnage. In July 2017, IMO decided that the phase-in period for ballast water system retrofits started on 8 September 2019.

The company obtained type approval certificate from China’s Classification Society for its 200, 300, 500, 750, 1200 and 1250 Cubic Meters per hour BWTS in 2016.

The IMO convention stipulates that type approval for revised G8 requirements must be obtained for all BWTS installed on or after October 28, 2020, and the company have been in compliance with such requirements.

The ballast water port solution system is a system installed in port to offer ballast water treatment services for ocean going ships without their own BWTS and for those with damaged BWTS.

Certain statements in this news release regarding the Company’s expectations, estimates, present view of circumstances or events, and statements containing words such as estimates, anticipates, intends, or expects, or words of similar import, constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements indicate uncertainty and the Company can give no assurance with regard to actual outcomes. Specific risk factors may include, without limitation, having the Company’s offices and operations situated in Hong Kong and China, doing business in China, competing with Chinese manufactured products, competing with the Company’s own suppliers, dependence on vendors, and lack of long term written agreements with suppliers and customers, development of new products, entering new markets, possible downturns in business conditions, increased competition, loss of significant customers, availability of qualified personnel, negotiating definitive agreements, new marketing efforts and the timely development of resources. See the “Risk Factor” discussions in the Company’s filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F for its fiscal year ended December 31, 2022.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS

	As of June 30, 2023 (Unaudited)	As of December 31, 2022 (Audited)
	US$’000	US$’000
ASSETS
Current assets:
Cash and cash equivalents	4,358	5,628
Restricted cash	979	930
Accounts receivable, net	1,457	1,586
Prepayments and other current assets	535	486
Contract assets	257	217
Inventories	593	603

Total current assets	8,179	9,450

Property, plant and equipment, net	171	179
Investments in affiliates	8,131	8,251
Goodwill	1,071	1,071
Operating lease right-of-use assets, net	322	219
Deferred tax assets	102	108
Restricted cash	-	85

Total non-current assets	9,797	9,913

TOTAL ASSETS	17,976	19,363

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank borrowings	-	222
Accounts payable	1,891	2,279
Contract liabilities	551	625
Other payables and accrued expenses	921	1,231
Current portion of long-term operating lease liabilities	166	113
Income tax payable	1	-

Total current liabilities	3,530	4,470

Deferred tax liabilities	-	-
Long-term operating lease liabilities, net of current portion	137	87

Total non-current liabilities	137	87

TOTAL LIABILITIES	3,667	4,557

Commitments and contingencies	-	-

SHAREHOLDERS’ EQUITY:
Ordinary share, 20,000,000 shares authorized and no par value; 7,899,832 and 7,899,832 shares issued as of June 30, 2023 and December 31, 2022, respectively	123	123
Additional paid-in capital	9,738	9,715
Treasury stock, 176,200 and 167,700 shares at cost as of June 30, 2023 and December 31, 2022, respectively	(797)	(786)
PRC statutory reserves	362	362
Accumulated other comprehensive income	736	725
Retained earnings	3,378	3,633

Total shareholders’ equity attributable to Euro Tech Holdings Company Limited	13,540	13,772
Noncontrolling interests	769	1,034

Shareholders’ equity	14,309	14,806

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	17,976	19,363

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

	2023 (Unaudited)		2022 (Unaudited)
	US$’000		US$’000

Revenue, net:
Trading and manufacturing		5,191		3,986
Engineering		2,766		2,744

		7,957		6,730

Cost of revenue:
Trading and manufacturing		(4,102)		(3,044)
Engineering		(2,357)		(1,798)

		(6,459)		(4,842)

Gross profit		1,498		1,888

Operating expenses:
Finance costs		(3)		(3)
General and administrative expenses		(2,213)		(2,372)

LOSS FROM OPERATION		(718)		(487)
Interest income		14		8
Other income, net
Equity in income of affiliates		203		221

LOSS BEFORE INCOME TAXES		(498)		(265)

Income tax (expense) credit		(4)		7

NET LOSS		(502)		(258)

Net loss attributable to noncontrolling interests		247		74

Net (loss) attributable to Euro Tech Holdings Company Limited		(255)		(184)

Other comprehensive (loss)
Net (loss)		(502)		(258)
Foreign currency adjustment loss		(7)		(41)

COMPREHENSIVE LOSS		(509)		(299)
Comprehensive loss attributable to noncontrolling interests		265		99

Comprehensive (loss) attributable to Euro Tech Holdings Company Limited		(244)		(200)

Net (loss) per ordinary share attributable to Euro Tech Holdings Company Limited
- Basic	$	US(0.03)	$	US(0.02)

- Diluted	$	US(0.03)	$	US(0.02)

Weighted average number of ordinary shares outstanding
- Basic		7,729,439		7,732,132

- Diluted		7,729,439		7,732,132

CONTACT:	Euro Tech Holdings Company Limited, Hong Kong
David Leung, CEO, or Jerry Wong, CFO Tel: 852-2814-0311 Fax: 852-2873-4887 Website: http://www.euro-tech.com